UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

NESR Announces Update on Previously Issued Financial Statements and Full Year Revenue of 2021

On March 10, 2022, subsequent to the companywide adoption of a new SAP ERP system and the ensuing ongoing reconciliation process, the management of National Energy Services Reunited Corp. (“NESR” or “the Company”) concluded and recommended to the Audit Committee of the Company’s Board of Directors, and the Audit Committee agreed, that the Company’s consolidated U.S. GAAP financial information and related disclosures (“SEC Fillings”) for the fiscal year ended December 31, 2018, December 31, 2019 and December 31, 2020 filed with the United States Securities and Exchange Commission (the “SEC”), contain errors primarily related to accounts payable reconciliations and accrued liabilities. Therefore, the U.S. GAAP statements for the foregoing years will need to be restated and should no longer be relied upon. The Company is working to determine whether these issues also have any material impact on the financial statements for the unaudited quarterly financial statements for the first three quarters of 2021. Based on a preliminary analysis, the Company currently believes that the aggregate amount of the restatement, for all of the impacted and potentially impacted time periods, will be in the range of $60 to $90 million.

The Company’s management and Audit Committee have discussed the same with KPMG Assurance and Consulting Services LLP, the Company’s former independent public accounting firm, as well as PricewaterhouseCoopers (Dubai Branch) the Company’s present independent public accounting firm that will be conducting the 2021 audit.

Members of the Audit Committee of the Company’s Board of Directors are overseeing the process of addressing these findings as the Company works diligently to understand and address the causes of this issue and finalize the effects of the reconciliations and subsequent restatements. The Company is working to file restated financial statements related to prior periods as soon as practicable.

While the year-end audit is ongoing and has not been completed, the Company currently anticipates reporting Q4-2021 revenue of $219 million and full year 2021 revenue of $885 million.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the Middle East and North Africa (“MENA”) and Asia Pacific. With over 5,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, statements regarding the potential scope and timing of the financial restatement, plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: the amount, scope and timing of any financial restatement that may be required, information that may be discovered in the course of the Company’s completion of the reconciliations of its financial results and related analysis; the ability to recognize the anticipated benefits of the Company’s recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, the Company’s ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably; integration costs related to the Company’s recent business combination; estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

For inquiries regarding NESR, please contact:

Blake Gendron – VP Investor Relations & Business Development

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: March 14, 2022	By:	/s/ Stefan Angeli
	Name:	Stefan Angeli
	Title:	Chief Financial Officer